Exhibit 1

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

Purchase of Class A Common Stock	50,000	8.1972	08/05/2025
Purchase of Class A Common Stock	150,000	8.0370	08/05/2025
Purchase of Class A Common Stock	50,000	7.8000	08/05/2025

ENGAGED CAPITAL CO-INVEST XVII, LP

Sale of Class A Common Stock	(12,610)	7.9140	08/13/2025